

Mailstop 3233

August 6, 2019

Via E-mail
Mr. Allen R. Hartman
Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

    Re: Hartman Short Term Income Properties XX, Inc.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed July 15, 2019
           File No. 333-221930

Dear Mr. Hartman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2018 letter.

General

1.   Please revise your filing to provide audited financial statements for Hartman XIX and HI-REIT for the year ended December 31, 2018 upon their availability. As a result, we will withhold comment on the unaudited financial statements for the year ended December 31, 2018 provided in Appendices II and III until such time as audited financial statements are filed.

2.   We note your response to comment 9 and we reissue the comment. We note that several of the hyperlinks do not link to the relevant exhibits. Please provide an active hyperlink directly to each exhibit incorporated by reference. See Item 601(a)(2) of Regulation S-K.

3.   We note that Pendo's fairness opinion is dated July 18, 2017; Herrera Partners' fairness opinions are dated July 29, 2016, with supplemental opinions thereto dated December 14, 2016, and February 21, 2017; and WKW Financial Advisors' appraisal of the NAV is dated as of December 31, 2016. Please include risk factor disclosure discussing any significant risks arising from investors' potential reliance on these opinions and appraisal in evaluating the mergers, or advise us why you do not consider such disclosure to be material.

Hartman Short Term Income Properties XX, Inc.

Note 6 – Notes Payable, App I-15

4.   We note your disclosure that the Company is not in compliance with the reporting of financial statements for Hartman SPE, LLC for the year ended December 31, 2018 and your lender granted an extension until June 1, 2019. Please revise your disclosure to describe if Hartman XX has complied with its reporting requirements or is currently in default under the loan agreement and/or an extension has been obtained.

Unaudited Pro Forma Condensed Consolidated Financial Statements, App IV-1

5.   We note your presentation of unaudited pro forma condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018. Please note that the unaudited pro forma balance sheet presentation should be presented assuming the mergers were completed on the date of the latest balance sheet included in the filing. As such, please revise your presentation to remove the pro forma balance sheet as of December 31, 2018. Reference is made to Rule 8-05(b)(2) of Regulation S-X.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

Aaron C. Hendricson, Esq.